

June 17, 2011

<u>Via E-Mail</u>
Gregory A. Serrao, Chief Executive Officer
American Dental Partners, Inc.
401 Edgewater Place, Suite 430
Wakefield, MA 01880

     Re: **American Dental Partners, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed March 12, 2010
             File No. 000-23363

Dear Mr. Serrao:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ James Lopez (for)

                  John Reynolds
                  Assistant Director